                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                SCHEDULE 14D-9

                                (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
        ---------------------------------------------------------------
                            Name of Subject Company

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
        ---------------------------------------------------------------
             (Translation of Subject Company's name into English)

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
        ---------------------------------------------------------------
                     (Name of Person(s) Filing Statement)

                          American Depositary Shares
  (each representing the right to receive 7 Class D shares of common stock of
           Compania Anonima Nacional Telefonos de Venezuela (CANTV),
                    par value Bs.36.90182224915 per share)
        ---------------------------------------------------------------
                        (Title of Class of Securities)

                                   204421101
        ---------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                    Armando Yanes, Chief Financial Officer
           Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                              Avenida Libertador
                     Centro Nacional de Telecomunicaciones
                         Nuevo Edificio Administrativo
                         Piso.1, Apartado Postal 1226
                            Caracas, Venezuela 1010
                         Telephone: (58) 212-500-6800
        ---------------------------------------------------------------
(Name, address and telephone numbers of person authorized to receive notices
                                      and
           communications on behalf of the persons filing statement)

                                  Copies to:

            Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                      Milbank, Tweed, Hadley & McCloy LLP
                            1 Chase Manhattan Plaza
                           New York, New York 10005
                           Telephone: (212) 530-5000
                           Facsimile: (212) 530-5219

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

   The name of the subject company is Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Company"). The Company is organized under the laws of the Bolivarian Republic of Venezuela ("Venezuela"). The principal executive offices of the Company are located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso.1, Apartado Postal 1226, Caracas, Venezuela 1010 and its phone number is (58) 212-500-6800.

   The classes of equity securities to which this statement relates are shares of common stock of the Company, par value Bs. 36.90182224915 per share (the "Shares"), and American Depository Shares of the Company (each an "ADS" and, collectively, the "ADSs"), each representing the right to receive seven Class D Shares. As of September 24, 2001, the Company estimates that 926,037,385 Shares were outstanding, including 372,907,241 Class A Shares, 51,900,000 Class B Shares, 97,278,406 Class C Shares and 403,950,738 Class D Shares. As of September 24, 2001, 55,463,748 ADSs were outstanding in the United States, representing 96.29% of the total Class D Shares outstanding.

   The following table sets forth certain information concerning ownership of the equity capital of the Company as of September 24, 2001:

                                                   At September 24, 2001
                                                   ---------------------
                                                    Number of  Ownership
                                             Class   Shares    Percentage
                                             ----- ----------- ----------
       VenWorld Telecom, C.A. (1)...........   A   308,907,717    33.4%
       The AES Corporation (2)..............   A    63,999,524     6.9%
       Venezuelan Investment Fund...........   B    51,900,000     5.6%
       Company employees and retirees (3)...   C    97,278,406    10.5%
       Verizon Communications Inc. (4)(5)...   D    32,945,829     3.6%
       Brandes Investment Partners, L.P. (5)   D   105,701,708    11.4%
       Others (5)...........................   D   265,304,201    28.6%
                                                   -----------
                                                   926,037,385
                                                   ===========

--------
(1)At September 24, 2001, VenWorld Telecom, C.A. ("VenWorld") was owned 74.8%, 20.7% and 4.5%, respectively, by indirect wholly or partially owned subsidiaries of Verizon Communications Inc. ("Verizon"), T.I. Telefonica Internacional de Espana, S.A. ("Telefonica") and other participants in the VenWorld consortium.
(2)AES, through its indirect partially owned subsidiaries, is the owner of a diminimus amount of shares of VenWorld and has indicated in a filing with the Securities and Exchange Commission (the "SEC") that it owns an additional 1,000 Class D Shares and 1,000 ADSs.
(3)Class C Shares held directly or through the employee trusts.
(4)Verizon, acting through its indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately U.S.$190 million in the initial public offering of the Company's Class D Shares in 1996 and in transactions consummated following the completion of the initial public offering. In December 1998, Verizon, acting through its indirect wholly-owned subsidiary, exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by Banco Mercantil, C.A., S.A.C.A. (Banco Universal) Fiduciary.

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   As of September 24, 2001, GTE Venezuelan Telephone Incorporated, an indirect wholly-owned subsidiary of Verizon, owns ADSs representing an aggregate of 32,945,829 Class D Shares, and owns 74.8% of the equity share capital of VenWorld.
(5)Includes Class D Shares held by The Bank of New York as depositary for American Depositary Receipts of the Company, each of which represents seven Class D Shares.

   VenWorld is a corporation organized under the laws of Venezuela by a private consortium of companies, including subsidiaries of Verizon, which own collectively 74.8% of the outstanding share equity of VenWorld, and Telefonica, which owns 20.7% of the outstanding share equity of VenWorld. The remaining 4.5% of the equity share capital of VenWorld is owned by other VenWorld consortium participants. The VenWorld consortium itself owns 308,907,717 Class A Shares of the Company, or 33.4% of the outstanding shares of the Company. The participants in the VenWorld consortium contribute broad operating experience and expertise to the operation of the Company and provide the Company with access to technology, research and product development and procurement. In addition, certain participants in the VenWorld consortium have entered into service agreements with the Company to provide technical, consulting and other assistance, as described below.

   Under VenWorld's Bylaws, participants in the VenWorld consortium have the right to require VenWorld to redeem all or a part of their shares in VenWorld in exchange for Class A Shares of the Company. The non-redeeming VenWorld participants then have the right to purchase such Class A Shares. If none of the remaining participants in the VenWorld consortium purchase the Class A Shares, these shares become Class D Shares of the Company when sold to the public.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

   The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above. The filing person is the subject company.

   This statement relates to (a) the tender offer by the AES Comunicaciones de Venezuela, C.A., a company organized under the laws of Venezuela ("Purchaser"), which is jointly owned by The AES Corporation ("AES") and AES's 87% owned subsidiary, Corporacion EDC, C.A. ("CEDC"), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "U.S. Offer"), pursuant to which Purchaser makes an offer to purchase for $24.00 per ADS, net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC (the "Venezuelan Offer" and, together with the U.S. Offer, the "Offers") to purchase 199,968,608 Shares validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Each ADS represents seven Class D Shares of the Company. The U.S. Offer and the Venezuelan Offer expire at 5:00 p.m. New York time (6:00 p.m. Caracas time) on October 29, 2001 (the "Expiration Date").

   According to the Offer to Purchase and the Venezuelan Offer, the purpose of the U.S. Offer and the Venezuelan Offer is to enable Purchaser and its affiliates, thus ultimately AES, to acquire control of, and a majority of the equity interest in, the Company.

   The Offer to Purchase and the Venezuelan Offer state that the principal executive office and phone number of AES, the ultimate parent of the Purchaser, are 1001 North 19/th/ Street, Arlington, Virginia, 22209 (telephone no.: (703) 522-1315). The Offer to Purchase and the Venezuelan Offer do not provide a principal executive office and phone number for the Purchaser.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as described (i) in this statement, (ii) in the description of the appointment of directors which is attached to this statement as Exhibit (e)(1) and incorporated herein by reference, (iii) in the description of related

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party transactions which is attached to this statement as Exhibit (e)(2) and incorporated herein by reference, and (iv) in the description of the labor unions which is attached to this statement as Exhibit (e)(3) and incorporated herein by reference, to the best knowledge of the Company, as of the date hereof there exists no other material agreement, arrangement or understanding and no actual or potential conflict of interests between the Company or its affiliates and (x) the Company's executive officers, directors or affiliates, or (y) AES or its executive officers, directors or affiliates.

   On January 1, 1992, the Company entered into an agreement for services (the "Services Agreement") with GTE Service Corporation, an affiliate of Verizon, currently the largest shareholder of the Company through its participation and equity ownership in VenWorld. Under the Services Agreement, GTE Service Corporation makes available to the Company various services, including administrative, financial, accounting, information management, marketing sales, operational, traffic support, engineering, planning and personnel services, regulatory planning and rate case management services, the secondment of employees and management to the Company and access to and use of certain intellectual property. The Services Agreement was for an initial term of twelve months and automatically extends for an additional twelve-month term unless notice has been given to terminate by either party thirty days prior to the end of each successive term. For the year ended December 31, 2000, the Company paid approximately $6.8 million in the aggregate for services rendered in connection with the Services Agreement. A copy of the Services Agreement is attached to this statement as Exhibit (e)(4).

   As a matter of administrative convenience, Gustavo Roosen (Chairman of the Board, President and CEO), Vicente Llatas (Director, Executive Vice President and COO) and Armando Yanes (General Manager and CFO) each have an employment agreement with Verizon. All compensation paid under such agreements is an expense of the Company. As permitted under applicable Venezuelan rules and regulations, the Company does not disclose to its shareholders or otherwise make publicly available information specifying the compensation of individual directors and executive officers.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   (a) Recommendation. For the reasons set forth below and after consulting with its financial and legal advisors, the Board of Directors of the Company (the "Board") has determined, by unanimous vote of those directors present, that each of the U.S. Offer and the Venezuelan Offer individually, and the Offers together, are not in the best interests of the Company or its shareholders and ADS holders. Accordingly, the Board recommends by unanimous vote of those directors present that the Company's shareholders and ADS holders reject the U.S. Offer and the Venezuelan Offer and not tender their Shares or ADSs pursuant to the Venezuelan Offer and the U.S. Offer.

   (b) Reasons for Recommendation.

       (1) Background.

   On August 29, 2001, AES issued a press release announcing its intention to make cash tender offers in the United States and Venezuela to acquire ADSs and Shares which, together, represent approximately 43.2% of the outstanding Shares (including Shares represented by ADSs).

   On August 30, 2001, Richard Bulger, Vice President of AES and a member of the Board, telephoned Gustavo Roosen, President of the Company, to arrange a meeting to discuss the tender offer announced by AES. Mr. Roosen declined the invitation to meet with Mr. Bulger.

   On September 3, 2001, AES filed with the Comision Nacional de Valores (the "CNV") documentation required to be filed in Venezuela in connection with the Venezuelan Offer.

   On September 14, 2001, the Board held a regularly scheduled meeting. At this meeting, the Board reviewed the Company's plans and results of operations and other matters unrelated to the Offers. In addition, the directors

                                      4

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discussed and approved the engagement of Goldman, Sachs & Co. ("Goldman Sachs")
as financial advisors in connection with the proposed Offers. Pursuant to Venezuelan law, Mr. Steve Clancy, Executive Vice President, Finance, C.A. la Electricidad de Caracas, an affiliate of AES, who was in attendance at such meeting as the AES Alternate Director, did not participate in the deliberations or vote by the Board relating to the engagement of Goldman Sachs.

   On September 19, 2001, the Company issued a press release announcing the retention of financial and legal advisors.

   On September 21, 2001, the CNV approved the commencement of the Venezuelan Offer and the U.S. Offer.

   On September 24, 2001, Purchaser, AES and CEDC filed with the CNV tender offer documents necessary to commence the Venezuelan Offer in Venezuela.

   On September 25, 2001, Purchaser commenced the U.S. Offer by filing with the SEC a Schedule TO, which included the Offer to Purchase. Purchaser also filed the documents for the Venezuelan Offer with the SEC on a separate Schedule TO.

   On September 25, 2001, the Company issued a press release stating that the Board will be reviewing the Offers and will make a recommendation to shareholders promptly, as required by U.S. and Venezuelan regulations. The Company urged its shareholders not to take any action with respect to the Offers until the Board made its recommendation.

   On September 25, 2001, the Company received from Purchaser a request to obtain a list of all holders of ADSs from the ADS depositary and to deliver such list to Purchaser. On September 27, 2001, the Company's legal counsel responded to Purchaser's request for the Company's list of ADS holders. In such response, Purchaser was advised that, pursuant to Rule 14d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company would deliver all tender offer documents to the ADS holders on behalf of Purchaser.

   At a meeting of the Board held on September 30, 2001, and at an adjourned session held on October 1, 2001, the Board met to discuss the Offers. Francisco Palma, Acting General Counsel for the Company, Baker & McKenzie, Venezuelan counsel to the Company, and Milbank, Tweed, Hadley & McCloy LLP, U.S. counsel to the Company, presented the terms and conditions of the Offers to the Board and described the relevant CNV and SEC requirements, including filing requirements, relating to the Company's response to the Offers. Mr. Freddie Pavan of Baker & McKenzie also discussed the status of certain proceedings at the CNV and the Superintendencia para la Promocion y Proteccion de la Libre Competencia (the "Procompetencia") relating to the Offers. Messrs. Pavan and Palma then discussed the duties of the Board in reviewing the Offers. Goldman Sachs made a presentation to the Board analyzing the Offers from a financial perspective, including a review of the terms of the Offers, the current economic conditions and nature of the industry in which the Company operates and alternatives to the Offers. The Board then discussed the Offers and adopted a recommendation against the Offers. See Item 4, Section (b)(2) below. All members of the Board were present at the meeting except that neither Mr. Richard Bulger nor Mr. Steve Clancy, the Director and Alternate Director for AES, respectively, participated in the deliberations or vote by the Board with respect to the Offers.

   On October 1, 2001, the Company filed its response to the Venezuelan Offer with the CNV, setting forth the Board's recommendation that the Company's shareholders and holders of ADSs not tender their shares in the Offers and the reasons for such recommendation.

   After the close of business on October 1, 2001, the Company issued a press release in Venezuela stating its recommendation and reasons for such recommendation.

   On October 2, 2001, the Company's filing with the CNV was published in Venezuelan newspapers.

   On October 2, 2001, the Company issued a press release in the United States stating its recommendation and reasons for such recommendation.

       (2) Reasons for Recommendation. The Board by unanimous vote of those directors present resolved to recommend that the Company or its shareholders and holders of ADSs not tender their shares in the Offers. After consulting with Goldman Sachs, its financial advisors, and its legal advisors, the Board determined that the Offers are not in the best interests of the Company's shareholders and ADS holders. In making this determination, the Board considered certain factors, including, among others:

  The Board is not satisfied with the price offered for a partial offer for the Shares and ADSs.

   The closing price of the ADSs was $21.98 prior to the announcement of the Offers on August 29, 2001. As a result, the Offers represent a premium of 9.2% over the closing price of the Company's Shares on the date of the announcement for the portion of the shares that are subject to the Offers. The premium of AES's Offers over the ADS price 30 days prior to the AES announcement is only 4.4%. The Offers represent an approximate 5.0% and 6.6% premium over the six-month and one-year weighted averages, respectively, and a 5.1% discount on the two year weighted average. These premiums are significantly lower than premiums generally paid in transactions that involve a change in control.

   In addition, in 1999 and 2000, the Company effected two buyback programs at an average of approximately $29 and $27 per ADS, respectively, well above the price offered by AES in the Offers.

  The proposed transactions will have adverse tax effects on remaining shareholders and ADS holders.

   Following conclusion of the Offers, AES has stated that it intends to cause the Purchaser to transfer all Company shares and ADSs to a new holding company, and then to merge the Company with the Purchaser, with Purchaser to be the surviving corporation (the "Merger"). Under U.S. law, shareholders and holders of ADSs who are subject to U.S. taxes and who either do not tender their Shares or ADSs to AES, or who tender their Shares but whose Shares are subsequently not accepted by AES as a result of proration or otherwise, will be required to recognize unrealized gains or losses on the Shares they retain following the Merger. Under Venezuelan law, shareholders and holders of ADSs subject to Venezuelan taxes, including Venezuelans who reside in the United States or non-Venezuelan who have a permanent establishment in Venezuela and who either do not tender their Shares or ADSs to AES, or who tender their Shares or ADSs but whose Shares are subsequently not accepted by AES as a result of proration or otherwise, will be subject to up to a 34% tax on the unrealized gain on the Shares or ADSs they retain after the Merger.

  As a result of the Merger proposed by AES, the Company's employees will be employed by a new employer which may adversely affect the successor corporation and its shareholders.

   Upon consummation of the Merger proposed by AES, the Company's employees will be employed by the successor corporation, a new employer. This substitution of employer may impair morale of these employees, with adverse effects on the Company and its shareholders. Moreover, under Venezuelan labor law, the Company's employees may be entitled to consider this change of employer as an unjustified termination of their employment relationship with the Company which may result in adverse consequences to the successor corporation and its shareholders.

  The plans of AES following successful conclusion of the Offers and consummation of the transactions contemplated by the Offers would leave the Company in a weakened financial and operational position and create for significant uncertainty as to the amount and timing of the payment of dividends.

   The Company has a Floating Rate Note facility under which $72.5 million is outstanding containing change of control provisions which would trigger a right of acceleration of repayment if AES were to successfully conclude the Offers. The Company and Movilnet are also parties to IFC loans under which an aggregate of $91.3 million is outstanding which would become subject to acceleration if the Company were to transfer ownership of Movilnet as contemplated by the Offers. An acceleration of payment of any of these amounts would trigger cross-default provisions under an additional U.S.$200 million of outstanding Fixed Rate Notes. Should these

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amounts be accelerated, the Company would partially deplete its cash reserves in order to pay such debts. Given current global conditions, it may be difficult to refinance or incur new debt, particularly given AES's post-Offer plans. Any refinancing could be made more difficult as a result of the Company being controlled by AES which has a below investment grade credit rating. Verizon, which currently owns directly and through VenWorld 28.5% of the Company's outstanding shares, is highly rated.

   The Board also believes that the implementation of AES's post-Offer plans may depress the value of the remaining Shares of the Company. Although promising to distribute the Company's cash to shareholders, AES has not indicated the size of that dividend and the value AES intends to deliver to shareholders. The Board feels that Telecomunicaciones Movilnet, C.A. ("Movilnet") is at risk of being sold by AES to extract cash from the Company without giving careful consideration to all of the Company's options with respect to Movilnet and all possible buyers of Movilnet, including the appropriateness of current market conditions to conduct any such sale. Also, AES has indicated in its Offers that it is negotiating with one party the possible sale of Movilnet. Given the limited negotiations with a single party, the overall conditionality of the Offers and current market conditions, the Board believes that there is no assurance that these negotiations would result in the best price in the sale of Movilnet even in the event such a sale would be desired. Moreover, by selling Movilnet, the Company will forego the operational synergies and other benefits associated with operating both a wireline and a wireless business in the same territory.

   Finally there is uncertainty under the terms described in the Offers as to the level of indebtedness that would remain outstanding following the completion of the Offers, the Merger and the transactions contemplated by the Offers.

  AES has no experience in operating a national telephone network and there are no material synergies between the Company and AES.

   The Company is a leading provider of wireline and wireless telephone services in Venezuela. AES is an electric utility company. Because AES has no experience in managing or operating a telephone company, the Board is concerned about the effect a change of control will have on the Company, its shareholders, customers and employees and the continued reliability of telephone service in Venezuela. Apart from the potential for AES to exercise a dominant economic influence in certain markets acting through the Company and through C.A. la Electricidad de Caracas, its electric subsidiary in Venezuela, a matter currently under review by Procompetencia, the combination of the two businesses would not result in any material synergies which make the combination attractive. Additionally, the acquisition of control of the Company by AES would likely cause the Company to lose the technical and related support it has received by Verizon, a world-class wireline and wireless operator which, directly and indirectly through VenWorld, owns 28.5% of the outstanding capital stock of the Company, and Telefonica, the leading provider of telecommunications services in Spain and Latin America, which through VenWorld owns 6.9% of the outstanding capital stock of the Company.

  The Offers are highly conditional.

   The consummation of the Offers is subject to a number of conditions, including, among others: the receipt of all necessary government approvals, including the approval by the Comision Nacional de Telecomunicaciones (the "CONATEL"); the absence of an objection to the Offers by Procompetencia; AES shall be reasonably satisfied that Banco de Desarrollo Economico y Social ("BANDES"), the Venezuelan government agency that holds the Class B Shares, has agreed to vote in favor of the Merger; the ability of AES, once it acquires more than 50% of the outstanding capital stock of the Company, to appoint a majority of the members of the Board; that AES shall not have become aware that any material amount of the Company's indebtedness may be accelerated as a result of the Offers; the absence of any threatened, instituted or pending litigation or governmental action challenging, delaying or otherwise restraining the Offers, or imposing more onerous conditions on AES, or adversely affecting the Company or diminishing the benefits AES expects to derive as a result of the transactions contemplated by the Offers; the absence of an adverse change in the business, properties

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or financial condition of the Company; the absence of adverse changes in national and international securities exchanges and banking operations; the absence of adverse national or international events, including the commencement of armed hostilities involving the United States; and the absence of changes in the Company's capitalization or other material transactions involving the Company. The failure to satisfy any of these conditions would allow AES to terminate the Offers.

   The Board believes it to be unlikely that several of these conditions will be met. The current international situation resulting from the events of September 11, 2001 may lead to an escalation of armed hostilities involving the United States that may permit AES to terminate the Offers. Moreover, consummation of the Offers would result in a change of control of the Company, which would provide lenders with a right of acceleration under the instruments governing the Company's $72.5 million outstanding Floating Rate Notes. The Company and Movilnet are also parties to IFC loans under which an aggregate amount of $91.3 million is outstanding which would become subject to acceleration if the Company were to transfer ownership of Movilnet as contemplated by the Offers. Acceleration of any of these amounts would in turn would cause a cross-default under the instruments governing the Company's U.S.$200 million of Fixed Rate Notes. Given current global conditions, there is no certainty that the Company would be able to refinance any such accelerated indebtedness.

   Moreover, satisfaction of other conditions is at best uncertain. CONATEL has not yet approved a change of control to AES. Procompetencia has only recently initiated its investigation of the potential consequences of a consummation of the Offers. It has been reported [where?] that this investigation will include analysis of the anticompetitive effects of ownership by AES and its affiliates of the principal electrical and telecommunications companies in Venezuela. In light of the tax and labor issues related to the Merger, it is probable that BANDES will not agree to vote in favor of the Merger. The Offers place the Company's shareholders in the position of having to determine whether to tender to AES on or prior to the Expiration Date without knowing whether AES intends to consummate the Offers.

  The purchase of the Shares and the ADSs in the Offers will adversely affect the liquidity of the remaining Shares and ADSs.

   The Offers will materially reduce the number of Shares and ADSs that trade publicly and the number of shareholders and ADS holders. This reduction will likely adversely affect the marketability and market value of the remaining Shares and ADSs.

  The Offers are coercive because the Offers are partial offers and there is uncertainty over the value of the remaining Shares.

   The Offers seek to acquire Shares and ADSs which, together, represent only up to 43.2% of the issued and outstanding Shares of the Company. The Offers make no provision for remaining shareholders and ADS holders to receive value for their Shares and ADSs and the value of the remaining Shares and ADSs will be highly uncertain. The value of the remaining Shares may be adversely affected by AES's successful consummation of the Offers and the transactions contemplated by AES following the consummation of the Offers, including uncertainty as to the amount and timing of dividends, the uncertainties as to the proceeds from the contemplated sale of Movilnet and as to the ability to consummate any such sale, the weakened financial condition of the Company and the effect of such weakened financial condition on the Company's financial position and results of operations.

   (c) Intent to Tender.

   To the knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who or which owns Shares or ADSs presently intends to hold any Shares or ADSs that it owns of record or beneficially and has not made a determination, as of this time, as to whether it intends to tender any such Shares or ADSs pursuant to the Offers.

                                      8

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ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   Pursuant to engagement letters dated August 30, 2001 and September 21, 2001, the Company formally retained Goldman Sachs as its financial advisor in connection with the Offers, the evaluation of strategic alternatives and other related matters. Pursuant to the terms of Goldman Sachs' engagement, the Company has agreed to pay Goldman Sachs aggregate fees of $12 million. The Company has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities and related expenses, arising in connection with or as a result of its engagement.

   The Company has retained Georgeson Shareholder Communications, Inc. ("Georgeson") to assist the Company with its communications with the Company's shareholders with respect to, and to provide other services to the Company in connection with, the Offers. The Company will pay Georgeson reasonable and customary compensation for its services and will reimburse Georgeson for its reasonable out-of-pocket expenses incurred in connection therewith. In addition, the Company has agreed to indemnify Georgeson and certain related persons against certain liabilities in connection with the engagement.

   The Company has also retained Citigate Sard Verbinnen ("Sard Verbinnen") as its global public relations advisor in connection with the Offers and certain related matters. The Company will pay Sard Verbinnen reasonable and customary compensation for its services and will reimburse Sard Verbinnen for its reasonable out-of-pocket expenses incurred in connection therewith. The Company has also agreed to indemnify Sard Verbinnen against various liabilities related to its engagement.

   The Company has also retained Estima as its public relations advisor in Venezuela in connection with the Offers and certain related matters. The Company will pay Estima reasonable and customary compensation for its services and will reimburse Estima for its reasonable out-of-pocket expenses incurred in connection therewith.

   Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make any solicitations or recommendations to shareholders on its behalf concerning the Offers.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   To the knowledge of the Company, except as set forth below, no transactions in the ADSs or Shares of the Company have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

   On August 25, 2001, Eloina Perez Di Giacomo, a general manager of regulatory affairs, converted 2,556 Class C Shares into Class D Shares.

   On September 18, 2001, Cesar Quintini Rosales, an alternate director of the Company and engineering and management consultant, purchased 500 ADSs for $23.40 per ADS.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

   For the reasons discussed in Item 4 above, the Board has concluded that the Offers are not in the best interests of the Company or its shareholders or ADS holders.

   The Board and its financial and legal advisors have had discussions with the Company's largest shareholders regarding their intentions with respect to the Offers and whether they intend to take any action with respect to the Company. Any action, if taken, will provide alternatives to the Offers. Other than the Offers, the Company has not been told by any shareholder to anticipate a proposal at this time, and there is no assurance as to any such proposals.

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

   Alternatives, if they arise, could lead to and involve undertaking negotiations which may result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) a material change in the present capitalization or dividend policy of the Company.

   The Board has determined that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to, any transactions or proposals of the type referred to above in this Item 7 prior to reaching an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until a definitive agreement or any agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

   Under Venezuelan law, any proposal by a party other than the Company to acquire Shares must be submitted to the CNV no later than the seventh Venezuelan Stock Exchange trading day prior to the Expiration Date. If an alternative proposal has not been made by one of the Company's other shareholders or a third party, the Board may hold a meeting on 48 hours notice to explore actions that the Company may take, such as share repurchases and/or dividends, or sale of assets. The Company may take any such action at any time on or before the Expiration Date. No assurance can be given that any such actions may be taken.

ITEM 8. ADDITIONAL INFORMATION.

The Company's Capital Stock

   The Company's share capital consists of four classes of shares, designated as Class A, Class B, Class C and Class D. Each share, regardless of class designation, is entitled to one vote on all matters submitted for approval for the Company's shareholders at a meeting of shareholders. In general, matters submitted to a vote at a shareholders' meeting will be adopted only if a majority of the holders of the Shares present at such meeting vote in favor of such matters.

  Class A Shares

   Class A Shares may be owned only by VenWorld and certain affiliates of Verizon), Telefonica, and other participants or former participants (including
CEDC) in the VenWorld consortium. Any transfer of Class A Shares to any other person will cause such transferred Shares to be automatically converted into an equal number of Class D Shares upon transfer of the Shares.

  Class B Shares

   Class B Shares may be owned only by the Venezuelan government and other Venezuelan public sector entities. The transfer of Class B Shares to a private sector person or entity will cause such transferred Shares to be automatically converted into an equal number of Class D Shares upon transfer of the Shares except upon transfer of the Shares to employees or retirees of the Company which causes such transferred Shares to be automatically converted into an equal number of Class C Shares upon transfer.

   A majority vote of the holders of the Class B Shares is required for decisions concerning, among others, the Company's dissolution or merger into another company, or any special operations involving the Company or the repayment or reduction of the capital stock and the authorization of the sale of the Company's assets. In addition, the vote of holders of a majority of Class B Shares is also required to amend the Bylaws of the Company (the "Bylaws") relating to (i) corporate purpose; (ii) classification of share capital and the rights accorded to the classes of capital shares and provisions requiring the approval of certain classes of shares; (iii) shareholders' meetings, notices and quorum requirements; (iv) decisions in respect of any capital increase; (v) composition of the Board and Board meetings, notices and quorum requirements;
(vi) provisions related to the approval of transactions by the Board; (vii) prohibitions on the Company to enter into transactions with interested parties other than at arms-length; and (viii) the right of the Board to enter into agreements on behalf of the Company.

  Class C Shares

   Class C Shares may be owned only by employees of the Company ("Company Employees"), retirees ("Retirees"), companies 100%-owned by such employees or retirees and whose sole corporate purpose is the acquisition and ownership of such Shares ("Worker Companies" and, together with Company Employees and Retirees, "Participants"), trusts and benefit plans established for such employees or retirees (the "Benefit Plans"), former Company Employees who elect to retain their Class C Shares upon termination of employment ("Former Employees"), Company Employees', Former Employees' or Retirees' former spouses who receive Class C Shares through partition of marital property ("Ex-Spouses"), and Company Employees', Former Employees' or Retirees' heirs who receive Class C Shares in succession ("Heirs"). Any transfer of Class C shares to any person or entity other than a Participant or a Benefit Plan, or to Ex-Spouses or Heirs, will cause such transferred Shares to be automatically converted into an equal number of Class D Shares.

   Pursuant to the Bylaws, Class C Shares may not be sold or otherwise transferred without first offering such Shares to Participants and Benefit Plans. If a Class C shareholder proposes to transfer any Class C Shares, all other Participants and Benefit Plans will have the right to acquire all or a portion of such Class C Shares. Any holder of Class C Shares who intends to transfer any of such Shares must provide written notice to the Company indicating the number of Shares sought to be sold and the price therefor. Generally, during the last five days of each month, the Company publishes internal notices indicating the number of Class C Shares available for purchase and the price therefor. Beginning on the first business day of each month, Participants and Benefit Plans have the right for 10 business days to acquire such Shares, which are sold in the order in which offers are received. In the event the offered Shares are not purchased within such 10 business day period, the holder has the right to transfer such Shares to Participants, Benefit Plans and non-Participants at a price not less than the offered price. The time periods set forth under this right of first refusal may be modified by a unanimous vote of the Board.

  Class D Shares

   Class D Shares are not subject to any restrictions in the Bylaws relating to ownership or transfer.

A description of the appointment of the Company's directors is included in Exhibit (e)(1) to this statement and is incorporated herein by reference.

ITEM 9. EXHIBITS.

Exhibit (a)(1) Letter to Shareholders of the Company, dated October 2, 2001*

Exhibit (a)(2) Text of Venezuelan Press Release dated October 1, 2001

Exhibit (a)(3) Text of Venezuelan Tombstone dated October 2, 2001

Exhibit (a)(4) Text of United States Press Release dated October 2, 2001

Exhibit (e)(1) Description of the appointment of the Company's directors

Exhibit (e)(2) Description of related party transactions

Exhibit (e)(3) Description of labor unions

Exhibit (e)(4) Services Agreement, dated January 1, 1992, as amended, between the Company and GTE
               Service Corporation

--------
*  Included in copies of this statement mailed to the Company's shareholders

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COMPANIA ANONIMA
                                          NACIONAL TELEFONOS DE
                                          VENEZUELA (CANTV)

                                          /S/ GUSTAVO ROOSEN
                                          By: _________________________________
                                          Name: Gustavo Roosen
                                          Title: President, Chairman and Chief
                                            Executive Officer

Dated: October 2, 2001

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